SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
(Amendment No. 4)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES, LP

(Name of the Issuer)
CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES, LP
CONCAP EQUITIES, INC.
AIMCO PROPERTIES, L.P.
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO/IPT, INC.
AIMCO-GP, INC.
AIMCO CCIP MERGER SUB LLC
AIMCO IPLP, L.P.
COOPER RIVER PROPERTIES, L.L.C.
REEDY RIVER PROPERTIES, L.L.C.

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
John Bezzant
Senior Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(303) 757-8101
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
WITH COPIES TO:

Jonathan Friedman, Esq.	Joseph Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400	Four Times Square
Los Angeles, CA 90071	New York, NY 10036

 This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☑	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$200,000	$14.26
*	For purposes of calculating the fee only. This amount was calculated by multiplying the 46,382.15 Series A limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $4.31 per Series A limited partnership unit.

**	Calculated by multiplying the transaction valuation of $200,000 by 0.0000713

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14.26	Filing Party: Apartment Investment and
Form or Registration No.: Form S-4	Management Company; Aimco Properties, L.P. Date Filed: September 13, 2010

TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
          This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13E-3.
          On September 13, 2010, Consolidated Capital Institutional Properties, LP, a Delaware limited partnership (the “Partnership”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AIMCO Properties, L.P., a Delaware limited partnership (“AIMCO Properties”), and AIMCO CCIP Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”). The Merger Agreement provides for the Merger Subsidiary to be merged with and into the Partnership, with the Partnership as the surviving entity (the “Merger”), upon approval by a majority in interest of the Series A Units of the Partnership (the “Series A Units”) outstanding. On February 11, 2011, AIMCO Properties and its affiliates, which owned 152,648.05 of the 199,019.2 issued and outstanding Series A Units, or approximately 76.7% of the number of outstanding units, took action by written consent to approve the Merger, and the Merger was completed.
          In the Merger, each Series A Unit in the Partnership outstanding immediately prior to the consummation of the Merger and held by limited partners (other than Series A Units as to which appraisal rights are elected) was converted into the right to receive, at the election of the limited partner, either (i) $4.31 in cash (the “Cash Consideration”) or (ii) 0.17 partnership common units of AIMCO Properties. However, limited partners who reside in the State of California will only be entitled to receive the Cash Consideration for each Series A Unit. Those limited partners who do not make an election will be deemed to have elected to receive the Cash Consideration.
          In the Merger, AIMCO Properties’ interest in the Merger Subsidiary was converted into 1,000 Series A Units, and AIMCO Properties became the sole limited partner of the Partnership. ConCap Equities, Inc. continues to be the sole general partner of the Partnership, and the Partnership’s agreement of limited partnership in effect immediately prior to the Merger remains unchanged after the Merger.

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES, LP
By:	ConCap Equities, Inc.
Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

CONCAP EQUITIES, INC.
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

AIMCO/IPT, INC.
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

AIMCO-GP, INC.
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

AIMCO CCIP MERGER SUB LLC
By:	AIMCO PROPERTIES, L.P.
Its Sole Member

By:	AIMCO-GP, INC.
Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

AIMCO IPLP, L.P.
By:	AIMCO/IPT, INC.
Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

COOPER RIVER PROPERTIES, L.L.C.
By:	AIMCO IPLP, L.P.
Its Sole Member

By:	AIMCO/IPT, INC.
Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

REEDY RIVER PROPERTIES, L.L.C.
By:	AIMCO IPLP, L.P.
Its Sole Member

By:	AIMCO/IPT, INC.
Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 4 to the Registration Statement on Form S-4, File No. 333-169353, filed by Apartment Investment and Management Company and AIMCO Properties, L.P. on December 13, 2010 is incorporated herein by reference).

(b)	Tenth Amendment to Senior Secured Credit Agreement, dated as of September 29, 2010, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the Borrowers, the pledgors and guarantors named therein, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and the lenders party thereto (Exhibit 10.1 to the Current Report on Form 8-K filed by AIMCO Properties, L.P. on September 30, 2010 is incorporated herein by reference).

(c)(1)	Appraisal Report, dated as of February 22, 2010, by Cogent Realty Advisors, LLC, related to The Sterling Apartment Homes and Commerce Center (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Apartment Investment and Management Company and AIMCO Properties, L.P. on September 13, 2010 is incorporated herein by reference).

(c)(2)	Appraisal Report, dated as of April 17, 2010, by Cogent Realty Advisors, LLC, related to Plantation Gardens Apartments (Exhibit 99.2 to the Registration Statement on Form S-4 filed by Apartment Investment and Management Company and AIMCO Properties, L.P. on September 13, 2010 is incorporated herein by reference).

(c)(3)	Supplement Letter, dated as of August 30, 2010, by Cogent Realty Advisors, LLC, related to Plantation Gardens Apartments (Exhibit 99.3 to the Registration Statement on Form S-4 filed by Apartment Investment and Management Company and AIMCO Properties, L.P. on September 13, 2010 is incorporated herein by reference).

(c)(4)	Appraisal Report, dated as of May 17, 2010, by Cogent Realty Advisors, LLC, related to Regency Oaks Apartments (Exhibit 99.4 to the Registration Statement on Form S-4 filed by Apartment Investment and Management Company and AIMCO Properties, L.P. on September 13, 2010 is incorporated herein by reference).

(d)(1)	Agreement and Plan of Merger, dated September 13, 2010 (Exhibit 10.1 to the Current Report on Form 8-K filed by U.S. Realty Partners Limited Partnership on September 13, 2010 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Apartment Investment and Management Company and AIMCO Properties, L.P. on September 13, 2010 is incorporated herein by reference).

(g)	Not applicable.